21002160

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.I.S. FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 EAST 9TH STREET

(No. and Street)

KANSAS CITY (City) MISSOURI (State) 64106-2627 (Zip Code)

SEC Mail Processing Section MAR 03 2021 Washington DC 416

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHELLE SALYER, PRESIDENT (816)842-6300 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

(Name – *if individual, state last, first, middle name*)

1201 WALNUT STREET, SUITE 1700	KANSAS CITY	MISSOURI	64106-2246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHELLE SALYER, PRESIDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.I.S. FINANCIAL SERVICES, INC., as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

PAM L. MURPHY
My Commission Expires
March 27, 2021
Jackson County
Commission #13464755

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.I.S. FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 EAST 9TH STREET
(No. and Street)

KANSAS CITY (City) MISSOURI (State) 64106-2627 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHELLE SALYER, PRESIDENT (816)842-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 WALNUT STREET, SUITE 1700 (Address) KANSAS CITY (City) MISSOURI (State) 64106-2246 (Zip Code)

SEC Mail Processing Section MAR 03 2021 Washington DC 416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, MICHELLE SALYER, PRESIDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.I.S. FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NOTARY PUBLIC STATE OF MISSOURI NOTARY SEAL

PAM L. MURPHY
My Commission Expires
March 27, 2021
Jackson County
Commission #13464755

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N.I.S. Financial Services, Inc.

Report of Independent Registered Public Accounting Firm and Financial Statements

December 31, 2020 and 2019

N.I.S. Financial Services, Inc.

December 31, 2020 and 2019

Contents

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption from such computation under Section (k)(1), as the Company's business is limited.

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholder
N.I.S. Financial Services, Inc.
Kansas City, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of N.I.S. Financial Services, Inc. (the "Company") as of December 31, 2020 and 2019, the related statements of income, changes in stockholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The computation of net capital under Rule 15c3-1 as of December 31, 2020 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2003.

BKD, LLP

Kansas City, Missouri
February 26, 2021

N.I.S. Financial Services, Inc.

Statements of Financial Condition

December 31, 2020 and 2019

Assets

	2020	2019
Cash and cash equivalents	$ 6,616,799	$ 4,459,037
Restricted cash	700,000	700,000
Total cash, cash equivalents and restricted cash	7,316,799	5,159,037
Receivables		
Concessions	2,016,785	1,803,641
Accrued interest	53	5,020
Other	613	306
Affiliates	25,844	174,709
Deferred Federal Income Tax	4,997,348	5,377,375
Other Assets	37,658	76,521
Total assets	$ 14,395,100	$ 12,596,609

Liabilities and Stockholder's Equity

	2020	2019
Liabilities		
Accrued commissions	$ 813,454	$ 696,320
Due to broker	25,844	174,709
Payable to parent for federal income tax	41,649	4,236
State income tax payable	101,901	172,347
Other	192,526	192,469
Total liabilities	1,175,374	1,240,081
Stockholder's Equity		
Common stock, $1 par value; 30,000 shares authorized, 20,000 shares issued and outstanding	20,000	20,000
Additional contributed capital	5,760,542	5,760,542
Retained earnings	7,439,184	5,575,986
Total stockholder's equity	13,219,726	11,356,528
Total liabilities and stockholder's equity	$ 14,395,100	$ 12,596,609

See Notes to Financial Statements

N.I.S. Financial Services, Inc.

Statements of Income

Years Ended December 31, 2020 and 2019

	2020	2019
Income		
Concessions	$9,929,344	$8,883,139
Interest	14,685	72,022
Net unrealized gains on investments	-	729
Other	4,453	8,385
Total income	9,948,482	8,964,275
Expenses		
Commissions	3,859,712	3,366,668
Salaries and related benefits	638,749	727,543
Licenses and registration fees	170,511	164,888
Service fees	728,667	713,454
Other operating expenses	257,045	227,291
Total expenses	5,654,684	5,199,844
Income Before Taxes	4,293,798	3,764,431
Provision for Income Taxes	1,035,600	981,329
Net Income	$3,258,198	$2,783,102

N.I.S. Financial Services, Inc.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2020 and 2019

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance, January 1, 2019	$ 20,000	$ 80,042	$11,412,884	$11,512,926
Additional Paid in Capital		5,680,500		5,680,500
Net income	-	-	2,783,102	2,783,102
Cash dividends ($431 per share)	-	-	(8,620,000)	(8,620,000)
Balance, December 31, 2019	20,000	5,760,542	5,575,986	11,356,528
Net income	-	-	3,258,198	3,258,198
Cash dividends ($69.75 per share)	-	-	(1,395,000)	(1,395,000)
Balance, December 31, 2020	$ 20,000	$ 5,760,542	$ 7,439,184	$13,219,726

N.I.S. Financial Services, Inc.

Statements of Cash Flows

Years Ended December 31, 2020 and 2019

	2020	2019
Operating Activities		
Net income	$3,258,198	$2,783,102
Items not requiring (providing) cash		
Net unrealized gains on investment	-	(729)
Accretion of bonds	-	(789)
Deferred Federal Income Tax	380,027	303,125
Changes in		
Concession receivable	(213,144)	(168,507)
Accrued interest	4,967	(2,478)
Other receivables	(307)	(306)
Affiliate receivables	148,865	2,242
Other assets	38,863	(41,317)
Accrued commissions	117,134	117,453
Payable (receivable) to parent for federal income tax	37,413	(68,664)
Due to broker	(148,865)	(2,242)
State income tax payable (receivable)	(70,446)	137,431
Other liabilities	57	42,210
Net cash provided by operating activities	3,552,762	3,100,531
Investing Activities		
Proceeds from maturities of investments	-	8,200,000
Net cash provided by investing activities	-	8,200,000
Financing Activities		
Dividends paid	(1,395,000)	(8,620,000)
Net cash used in financing activities	(1,395,000)	(8,620,000)
Increase in Cash, Cash Equivalents and Restricted Cash	2,157,762	2,680,531
Cash, Cash Equivalents and Restricted Cash, Beginning of Year	5,159,037	2,478,506
Cash, Cash Equivalents and Restricted Cash, End of Year	$7,316,799	$5,159,037
Supplemental Cash Flows Information		
Income taxes paid	$ 688,607	$ 611,177
Supplemental Noncash Disclosure		
Additional Paid in Capital	$ -	$5,680,500

See Notes to Financial Statements

N.I.S. Financial Services, Inc.

Notes to Financial Statements

December 31, 2020 and 2019

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

N.I.S. Financial Services, Inc. (the "Company"), a wholly owned subsidiary of National Western Life Group, Inc. ("NWLG"), is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of The Financial Industry Regulatory Authority (FINRA). The Company acts as an agent in regard to the sale of mutual funds to policyholders of Ozark National Life Insurance Company ("Ozark"), a wholly owned subsidiary of National Western Life Insurance Company ("NWLIC"). NWLIC is also a wholly owned subsidiary of NWLG. Prior to January 31, 2019 the Company was a wholly owned subsidiary of CNS Corporation.

Cash, Cash Equivalents and Restricted Cash

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

The Company has segregated funds in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

At December 31, 2020, the Company's cash accounts exceeded federal insured limits by approximately $7,074,000.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the transaction period (monthly and quarterly). Accounts past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. As of December 31, 2020, December 31, 2019, and January 1, 2019, accounts receivable from contracts with customers were 2,016,785, 1,803,641 and 1,635,134, respectively.

Revenue Recognition

The Company enters into arrangements to distribute shares of investment company products to investors. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. During 2020 & 2019, the Company recognized distribution commission revenue primarily related to current period activity of $1,859,810 & $1,465,229, respectively and revenue under Rule 12b-1 service plans primarily related to performance obligations satisfied in prior periods of $7,981,368 and $7,341,091, respectively.

Fair Value of Financial Instruments

The carrying amounts reported in the statements of financial condition for cash, cash equivalents and restricted cash, receivables and all liabilities approximate those assets' and liabilities' fair value because of their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unusual or Infrequent Events

On October 3, 2018 NWLIC, a wholly owned subsidiary of NWLG, entered into a Stock Purchase Agreement (the "SPA") to acquire the Company and its affiliate, Ozark National Life Insurance Company, from CNS Corporation. Pursuant to the terms of the SPA NWLIC assigned its rights to acquire the Company to NWLG. Closing of this transaction occurred on January 31, 2019. Under the terms of the SPA NWLG paid CNS Corporation cash in an aggregate amount of approximately $30.2 million in exchange for all of the outstanding common stock of the Company. Additionally, under the terms of the SPA, on January 30, 2019 the Company issued a dividend to CNS Corporation of approximately $8.6 million.

Pursuant to the terms of the SPA, the Company's intercompany tax allocation arrangement with CNS Corporation and affiliates was terminated on January 31, 2019. Additionally, CNS Corporation assigned its rights under the service agreement with the Company to Ozark National Life Insurance Company.

The Company does not anticipate that this transaction will materially impact its operations or its ability to maintain minimum net capital as defined by Rule 15c3-1 under the Securities and Exchange act of 1934.

Subsequent Events

Subsequent events have been evaluated through February 26, 2021, which is the date the financial statements were issued.

Note 2: Recent Accounting Pronouncements

There have been no recent Accounting Standards Updates that the Company expects will have a material impact on its financial statements and related disclosures.

Note 3: Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company experienced a change in control as an acquiree on January 31, 2019 pursuant to a Stock Purchase Agreement (SPA) dated October 3rd, 2018. An election under IRC Section 338(h)(10) was made which allows the Company to treat the stock purchase as an asset acquisition for federal income tax purposes. The Company will recognize a taxable gain of approximately $27.1 million as a result of this election. This taxable gain will be offset by allocated utilization of charitable contribution and net operating loss carry-forwards. The allocated net tax liability is estimated to be $2.7 million. Under the terms of the SPA this liability was assumed by CNS Corporation. Additionally, the Company recorded goodwill of $27.1 million for federal income tax purposes which will be amortized over 15 years. As a result, the Company recognized a deferred tax asset of $5.7 million on January 31, 2019. Both the current and deferred tax impacts of this transaction were included in equity in accordance with ASC 740-20-45-11(g). Additionally, the assumption of the tax liability by CNS was recorded in equity. The net impact of this transaction was an increase in the Company's deferred tax asset and an increase in the Company's equity of $5.7 million.

As of January 31, 2019, the Company joins with NWLG in filing a consolidated federal income tax return. In accordance with the tax sharing arrangement with NWLG, the Company recognizes federal income tax expense and remits to NWLG the amount invoiced. The Company also recognizes state income tax expense and remits the computed amount directly to the state or to NWLG if the state allows the filing of a consolidated return. During 2020 and 2019, the Company made federal and state income tax payments to NWLG of $451,500 and $336,250, respectively, and state income tax payments directly to the states totaling $237,107 and $92,677, respectively.

Prior to January 31, 2019 the Company joined with CNS in filing a consolidated federal income tax return. In accordance with an intercompany tax allocation arrangement with CNS, the Company recognized federal income tax expense and remits to CNS an amount computed at the maximum statutory rate. The Company also recognized state income tax expense and remits the computed amount directly to the state or to CNS if the state allows the filing of a consolidated return. During 2019, the Company made federal and some state income tax payments to CNS of $182,250, respectively, and state income tax payments directly to the states totaling $0.

The Company is no longer subject to federal and state tax examinations by tax authorities for years before 2017. Additionally, pursuant to the terms of the SPA, CNS is responsible for all payments that may arise resulting from examinations for the periods ending on or before January 31, 2019.

Note 4: Related Party Transactions

Service Agreement

Prior to January 31, 2019 the Company had a service agreement with CNS in which office space, equipment, and information technology services are provided to the Company. The agreement requires the Company to pay for office space and equipment based on square footage and other services based on the total Company accounts (mutual fund accounts). On January 31, 2019 CNS

assigned its rights under this agreement to Ozark. The Company incurred expenses totaling $728,667 and $713,454 under this service agreement for the years ended December 31, 2020 and 2019, respectively. The amount paid to Ozark under this agreement was $728,667 and $654,451 for the years ended December 31, 2020 and December 31, 2019, respectively.

Note 5: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or 6 2/3% of aggregate indebtedness.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was .19 to 1 as of December 31, 2020. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $6,204,498 as of December 31, 2020, which exceeded the required net capital by $6,126,139.

Note 6: Cash Dividends

The Company declared and paid cash dividends to CNS in the amount of $0 and $8,620,000 for the years ended December 31, 2020 and 2019, respectively. The Company declared and paid cash dividends to NWLG in the amount of $1,395,000 and $0 for the years ended December 31, 2020 and December 31, 2019, respectively.

Note 7: Employee Benefit Plans

The Company participates in Ozark's defined contribution plan, covering all eligible employees. The contribution is solely based on the discretion of the Company. An eligible employee becomes vested in the Company contribution under a six-year graded vesting schedule. The Company's portion of the Plan's expense was $17,017 and $30,418 for years ended December 31, 2020 and 2019, respectively.

The President of the Company is eligible for restricted stock units ("RSUs") and stock appreciation rights ("SARs") under NWLG's Incentive Plan. RSUs and SARs provide solely for cash settlement based upon the market price of NWLG's Class A common shares with the current fair value method used to measure these compensation costs. RSUs vest at 100% three years from the grant date and SARs vest 33.3% annually following one year of service from the grant date. The liability balances for the RSUs were $3,383 and $239 and SARs awards were $7,103 and $636 for the years ended December 31, 2020 and December 31, 2019, respectively.

Note 8: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Concession Income and Concession Receivables

Substantially all of the Company's distribution commission revenue, revenue recognized under Rule 12b-1 service plans, and receivables result from transactions with two broker-dealers. The Company does not require collateral to support the receivables, but closely monitors its business with the entities to ensure amounts are settled timely. The Company has concentration of credit risk with respect to these receivables.

In 2020 & 2019 approximately 97% and 99%, respectively of revenue recognized under Rule 12b-1 service plans was earned under Dealer Agreements with two broker dealers.

In 2020 & 2019 approximately 83% and 85%, respectively of distribution commission revenue was earned under a Dealer Agreement with one broker dealer.

Note 9: Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company. No amounts have been accrued in the financial statements for outstanding lawsuits; however, due to the uncertainty involved in these matters, the ultimate outcome could differ materially.

Examinations

The SEC's most recent examinations were completed on June 29, 2018 and October 29, 2019.

Note 10: Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase the financial instrument underlying the contract at a loss.

Supplementary Information

N.I.S. Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2020

Aggregate Indebtedness	$ 1,175,374
Stockholder's Equity	$13,219,726
Less Nonallowable Assets	
Receivables and other assets	(6,892,758)
Haircuts on money market funds	(122,470)
Net capital	6,204,498
Less net capital requirements - greater of $5,000 or 6 2/3% of aggregate indebtedness	(78,359)
Net capital in excess of requirement	$ 6,126,139
Ratio of Aggregate Indebtedness to Net Capital	.19 to 1

Note: There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company in the unaudited FOCUS Report Part II A

Life Insurance Underwritten by
OZARK NATIONAL LIFE*
(816) 842-6300

Mutual Funds Offered through
N.I.S. FINANCIAL SERVICES, INC.†
(816) 842-8685

Offering The Balanced Program©

N.I.S. Financial Services, Inc. Exemption Report

N.I.S. Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

> (1) The provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:
>
> (i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;
>
> (ii) The broker's or dealer's transactions as broker (agent) are limited to:
>
> (*a*) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;
>
> (*b*) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and
>
> (*c*) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and
>
> (iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer,

500 East Ninth Street, Kansas City, Missouri 64106-2627

* *Wholly Owned Subsidiary of* National Western Life Insurance Company† | † *Wholly Owned Subsidiaries of* National Western Life Group, Inc.

and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(iv) Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k)(1) (i), (ii), and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling, or holding of securities for or on behalf of such company's general and separate accounts.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

N.I.S. Financial Services, Inc.

I, Michelle Salyer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: President

January 15th, 2021

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholder
N.I.S. Financial Services, Inc.
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying *N.I.S. Financial Services, Inc. Exemption Report*, in which (1) N.I.S. Financial Services, Inc. (the "Company") identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: paragraph (k) (1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (1) Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

Kansas City, Missouri
February 26, 2021

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report Related to an Entity's Claim for Exclusion from SIPC Membership

Audit Committee and Board of Directors
N.I.S. Financial Services, Inc.
Kansas City, Missouri

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by N.I.S. Financial Services, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the *Securities Investor Protection Act of 1970* for the year ended December 31, 2020, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management of the Company is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2020, to the Total Revenues in the Company's audited financial statements included on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2020, to supporting schedules and working papers, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2020, and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 26, 2021

N.I.S. Financial Services, Inc.

Schedule of Form SIPC-3 Revenues for the year ended 12/31/2020

Amount($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$9,929,344	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sales of variable annuities
$0	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$9,929,344	**Total Revenues**